November 2, 2007

Terence O’Brien, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, DC   20549

Re:       Church & Dwight, Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 001-10585

Dear Mr. O’Brien:

We are providing this letter to respond to the comments of the staff contained in your October 19, 2007 letter to the undersigned.  Set forth below are the staff’s comments and our responses.

Form 10-K for the year ended December 31, 2006

Note 6.  Goodwill and Other Intangibles, page 60

1.
We note the impairment charges you have incurred, relating to your tradenames, in each of the past three years, primarily as a result of increased competition.  Due to the material nature of the tradenames to your business, please revise future filings, to provide a narrative of the events and circumstances surrounding your determination that these tradenames were impaired, how you determined the amount of impairment and how you concluded that the remaining value of the remaining tradenames were recoverable.  Refer to paragraph 46 of SFAS 142.

With regards to the tradenames that were “re-characterized” from indefinite lived to finite lived assets, please revise future filings, to disclose the events and circumstances that no longer supported an indefinite useful life.  Refer to paragraph 16 of SFAS 142.

In future filings we will revise the disclosure to read as follows:

The Company recorded trademark impairment charges within selling, general and administrative expenses as follows:

Segment:	2007	2006	2005
Consumer Domestic	$ XX	$11.0	$3.2
Consumer International	XX	3.3	3.1
Total	$ XX	$14.3	$6.3

Terence O'Brien, Branch Chief
November 2, 2007

The impairment charges were recorded as a result of increased competitive activity resulting in lost market share and lower forecasted sales and profitability.  The amount of the impairment charge was determined by comparing the estimated fair value of the asset to its carrying amount.  Fair value was estimated based on a “relief from royalty” discounted cash flow method.  Under this method, the owner of an intangible asset must determine the arm's length royalty that likely would have been charged if the owner had to license that asset from a third party.  The Company determined the remaining carrying value of all tradenames was recoverable based upon the forecasted cash flows and profitability of the brands.

During the fourth quarter of 2006,  the Company determined that certain tradenames should be re-characterized from indefinite lived to finite lived assets. This conclusion was based upon recurring impairment charges, continued competition in the marketplace, and the determination of a key customer to discontinue a product sold under one of these tradenames.   The carrying value of these tradenames as of December 31, 2006 was approximately $20.0 million, and is being amortized over lives ranging from 3 to 15 years beginning on January 1, 2007.  These lives were determined based upon the estimated future cash flows of these brands.

Note 17, Segments, page 77

With regards to your supplemental financial information of guarantor and non-guarantor operations provided in footnote 17, we have the following comments.  Please provide us with proposed revisions addressing each of the comments below in order for us to determine whether or not an amendment to your Form 10-K is necessary.

2.
We note your disclosure that your 6.0% senior subordinated notes are fully and unconditionally guaranteed.  However, your disclosure does not appear to address other requirements of Rule 3-10 of Regulation S-X.  In this regard, each subsidiary guarantor must be “100% owned” by the parent issuer and that the guarantee must be on a “joint and several basis” as defined by Rule 3-10(h) of Regulation S-X.  Revise your disclosure to clarify whether or not the guarantor subsidiaries are 100% owned and whether the guarantee is on a joint and several basis.  To the extent they are not 100% owned and the guarantees are not on a joint and several basis, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Terence O'Brien, Branch Chief
November 2, 2007

3.
We further note that your condensed consolidating financial information does not include a column for the parent’s financial information as required in Rule 3-10(f)(4).  Based on the financial information provided in your note 17, it appears that the subsidiaries of the parent company other than the subsidiary guarantors are not minor and therefore the parent company information would be required.

4.
Tell us why you have not provided condensed consolidated financial information for the year ending December 31, 2004.  Note that Rule 3-10(i) of Regulation S-X requires that financial information should be audited for the same periods that the parent company financial statements are required to be audited.

5.
Tell us how your form and content of the financial information provided complies with Rule 3-10(i).  In this regard, Rule 3-10(i) states that your form and content must follow the guidance of Rule 10-01 of Regulation S-X.  For example, Rule 10-01(2) provides guidance on what line items should be included on your condensed balance sheet based on certain percentage thresholds.  It appears as if your goodwill and other asset line items would exceed those thresholds and be required to be presented as a major caption in your Rule 3-10 financial statements.  Please tell us how you have complied with the aforementioned requirements.

Because comments 2-5 all deal with the guarantor and non-guarantor supplemental financial information, we are addressing them collectively.

The disclosure included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 was intended to provide substantive information responsive to the requirements of Rule 3-10 of Regulation S-X, even though, due to the automatic suspension of reporting requirements under Section 15(d) of the Securities Exchange Act explained below, we do not believe we were required to provide such information.  After reviewing the Staff’s comments and the requirements of Rule 3-10, we acknowledge that the disclosure included in our Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”) did not meet the following technical requirements of the rule:

•	The disclosure accompanying the financial information did not indicate that the guarantors are 100% owned or that the guarantees are joint and several (although that is the case).

•	The financial information does not include separate columns for the parent and the guarantor subsidiaries.

•	2004 statements of income and cash flows were not included.

•	Some financial statement captions required under Rule 10-01 of Regulation S-X were not separately stated.

Terence O'Brien, Branch Chief
November 2, 2007

As noted above, the two guarantors, who have fully and unconditionally guaranteed our obligations under the notes, are 100% owned by us, and the guarantees are joint and several. The omission of the disclosure was inadvertent, and in light of the fact that the conditions for reliance on Rule 3-10 are met, we do not believe the omission is material.

Our determination to combine the parent company and guarantor presentations was based on the close interrelationship between parent company operations and the operations of the guarantor subsidiaries.  Except for third party royalty income received by one of the guarantor subsidiaries that totals approximately $4 million annually, the guarantor subsidiaries derive all of their revenues from, and all of their transactions are with, the parent company.  As a result, approximately 97% of the guarantors’ net sales and 96% of the guarantors’ income before taxes in 2006 were derived from the parent company.  In light of this dependence on the parent company for net sales and income before taxes, the presentation of separate columns might not provide an informative indication of the ability of the guarantors to pay their obligations under the notes if the parent company became subject to financial difficulties.  On a prospective basis, our Rule 3-10 disclosure will include a description of the notes and the relationship between the parent and the guarantors.

The omission of the 2004 information and the omission of certain line item captions was inadvertent.  However, the 2004 information was included in our Form 10-K for the fiscal year ended December 31, 2005. In addition, please note that in 2004, the notes were not outstanding. The notes were issued in 2005 as a result of an Exxon Capital exchange offer that was registered on Form S-4.

Based on the considerations addressed above, we intend to comply with the staff’s comments on a prospective basis, as described below.  We do not believe that an amendment to our Form 10-K for the fiscal year ended December 31, 2006 is necessary for the following reasons:

•
We will comply with the requirements of Rule 3-10 in our Form 10-Q for the quarter ended September 28, 2007 (the “Third Quarter 2007 10-Q”). Specifically, we will disclose that the guarantors are 100% owned and that the guarantees are joint and several.  We will provide separate columns for the parent and the guarantor subsidiaries, and will include all financial statement captions required under Rule 10-01 of Regulation S-X.  This filing will provide more current balance sheet information and nine months of more current income statement and cash flow information. In other words, the Rule 3-10 compliant information in the Form 10-Q will provide sufficient information “to permit investors to evaluate the ability to pay of those entities that are legally obligated under the debt and the guarantees.”  Financial Statements and Periodic Reports for Related Issuers and Guarantors, Release No. 33-7878 (August 15, 2000), Section III.A.3.b.

Terence O'Brien, Branch Chief
November 2, 2007

•
We also will provide the Rule 3-10 information in our annual report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”).  As a result, full year 2007 information, as well as 2005 and 2006 information compliant with Rule 3-10, will be available in the near future.

•
We do not believe that we were required to include supplemental financial information pursuant to Rule 3-10 in the 2006 Form 10-K.  The registration statement on Form S-4 relating to the 6.0% senior subordinated notes was filed by two issuers, Church & Dwight Co., Inc. (the parent company) and Church & Dwight Company, a Wyoming corporation and, at the time, the only guarantor of the notes.  The registration statement was ordered effective by the Commission in 2005, and, as a result, the guarantor became subject to reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”) pursuant to Section 15(d) of the Exchange Act (the notes have never been registered under Section 12 of the Exchange Act).  On January 2, 2006, the first business day of the fiscal year following the fiscal year in which the Registration Statement became effective, the notes were held by only 24 holders of record, calculated in accordance with Rule 12g5-1 and the staff’s guidance in Section M.30 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretation Manual”).  Therefore, the guarantor’s Exchange Act reporting obligation automatically was suspended pursuant to Section 15(d) of the Exchange Act.  The parent company and the guarantor each have filed a Form 15 to memorialize the automatic suspension of reporting obligations with respect to the notes under Rule 15d-6 and also to effect voluntary suspension under Rule 12h-3; we note that the timing of the filing of the Form 15 does not affect the availability of the automatic suspension, which is mandated by statute.  See Section M.32 of the Telephone Interpretation Manual.  Accordingly, Rule 3-10 has been inapplicable to the parent company and the guarantor since January 1, 2006, because the guarantor has not been subject to Exchange Act reporting obligations.  (Nevertheless, as noted above, we will provide the Rule 3-10 information in the Third Quarter 2007 10-Q and the 2007 10-K.)

As requested by the staff, Church & Dwight Company, Inc. (“Church & Dwight”) acknowledges the following with regard to the Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”):

•	Church & Dwight is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Terence O'Brien, Branch Chief
November 2, 2007

•	Church & Dwight may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please address them to Steven J. Katz, Vice President, Controller, at (609) 497-7120.

Sincerely,

CHURCH & DWIGHT CO., INC.

By:	/s/ Matthew T. Farrell
Matthew T. Farrell
Executive Vice President Finance and Chief Financial Officer